Total Number of Pages: 24

RECEIVED
APR 24 2006
OFFICE OF THE SECRETARY

5-81026

06033516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Patrick Corporation Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

RECD S.E.C.
APR 24 2006
1080

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

PROCESSED
MAY 08 2006
THOMSON
FINANCIAL

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Computershare Investor Services LLC
Toll Holdings Limited
C/ - Charisse Chaney
2 North LaSalle Street
Chicago IL 60602
United States of America
Phone: +1 312 588-4992
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 30, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	Notice delivered to U.S. Shareholders with the Bidder's Statement dated September 15, 2005*
2	Bidder's Statement dated September 15, 2005*
3	Supplemental Bidder's Statement dated November 2, 2005**
4	Supplemental Bidder's Statement dated November 11, 2005**
5	Supplemental Bidder's Statement dated November 24, 2005**
6	Supplemental Bidder's Statement dated February 3, 2006**
7	Supplemental Bidder's Statement dated February 17, 2006**
8	Supplemental Bidder's Statement dated March 6, 2006**
9	Supplemental Bidder's Statement dated March 22, 2006**
10	Supplemental Bidder's Statement dated April 6, 2006***
11	Supplemental Bidder's Statement dated April 21, 2006

* Previously furnished on Form CB on October 3, 2005.

** Previously furnished on Amendment No. 1 to Form CB on March 23, 2006.

***Previously furnished on Amendment No. 2 to Form CB on April 6, 2006.

Item 2. Informational Legends.

The required legends are included under the heading "Offers outside Australia" in the Bidder's Statement dated September 15, 2005 or in the Notice delivered to U.S. Shareholders therewith.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

PART III. CONSENT TO SERVICE OF PROCESS AND UNDERTAKING

A written irrevocable consent and power of attorney on Form F-X was filed by the bidder with the Commission on October 3, 2005.

The bidder undertakes to provide, upon the request of any U.S. holder or the Commission staff, an opinion of an independent expert stating that the cash consideration offered to U.S. holders is substantially equivalent to the value of the consideration offered security holders outside the United States.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOLL HOLDINGS LIMITED

(Signature)

Mr Bernard McInerney, Company Secretary
(Name and Title)

April 21, 2006
(Date)

Exhibit 11

NINTH SUPPLEMENTARY BIDDER'S STATEMENT

Patrick directors have unanimously recommended[1] that you

ACCEPT

TOLL'S IMPROVED OFFER

to acquire all of your fully paid ordinary shares in

PATRICK CORPORATION LIMITED

ACN 008 660 124

TOLL HOLDINGS LIMITED

ACN 006 592 089

[1] Subject to no higher offer for Patrick being received.



This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth) (**Corporations Act**). It is the ninth supplementary bidder's statement (**Ninth Supplementary Bidder's Statement**) issued by Toll Holdings Limited ACN 006 592 089 (**Toll**) in connection with Toll's off-market takeover bid to acquire all issued shares in Patrick Corporation Limited ACN 008 660 124 (**Patrick**) contained in Toll's bidder's statement dated 15 September 2005 (**Bidder's Statement**). This Ninth Supplementary Bidder's Statement supplements, and must be read together with, the Bidder's Statement, the first Supplementary Bidder's Statement dated 2 November 2005, the second Supplementary Bidder's Statement dated 11 November 2005, the third Supplementary Bidder's Statement dated 24 November 2005, the fourth Supplementary Bidder's Statement dated 3 February 2006, the fifth Supplementary Bidder's Statement dated 17 February 2006, the sixth Supplementary Bidder's Statement dated 6 March 2006, the seventh Supplementary Bidder's Statement dated 22 March 2006 (**Seventh Supplementary Bidder's Statement**), and the eighth Supplementary Bidder's Statement dated 6 April 2006 (**Eighth Supplementary Bidder's Statement**) (together, the **Earlier Statements**). Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this Ninth Supplementary Bidder's Statement. This Ninth Supplementary Bidder's Statement will prevail to the extent of any inconsistency with the Earlier Statements.

Table of Contents

Toll's Offer Consideration is Now Final[2]

Accept Toll's Recommended Offer Now

This document contains important information and requires your immediate attention. If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible. If you have any queries about this document, the Offer or how to accept the Offer, please call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

[2] Subject to no Higher Offer for Patrick being announced. See Section 7.2 for further details.

Chairman and Managing Director's Letter

21 April 2006

Dear Patrick Shareholder,

On 14 April 2006, Patrick Corporation and Toll Holdings announced the terms of an increased offer from Toll of 0.4 Toll Shares and $3.00 cash per Patrick Share.

The Patrick Board has unanimously recommended that Patrick Shareholders accept this increased Offer in the absence of a higher offer for Patrick being received.

Patrick's Chairman, Mr Peter Scanlon, has confirmed that he will accept Toll's Offer for his shareholding in Patrick in accordance with the recommendation of the Patrick Board.

Based on the closing price of Toll Shares on ASX on 20 April 2006 of $14.43, Toll's Offer values Patrick at $8.77 per share. Toll notes that in the independent expert's report contained in the Second Supplementary Target's Statement, Lonergan Edwards has concluded that Toll's Offer is fair and reasonable to Patrick Shareholders.

Toll has stated that it will not further increase the Offer Consideration, subject to no Higher Offer for Patrick being announced.[3]

As a result of the 0.4 Toll Shares component of the Offer Consideration, Patrick Shareholders will own approximately 47%[4] of the combined Toll/Patrick group. The combined group will be a unique business with operations covering air, rail, road and sea transport. It will be the leading integrated logistics business in Australia and New Zealand and, following Toll's recent acquisition of SembCorp Logistics **(SembLog)**, it will be a leading Asian logistics provider. Toll believes that the combined group will be well placed to grow through offering its customers improved integrated logistics solutions, particularly as the level of international trade continues to grow.

Toll will declare its Offer to be free from all conditions set out in Section 16.12 of the Bidder's Statement **(Bid Conditions)** if the aggregate of Toll's relevant interest in Patrick Shares and acceptance instructions received under the Institutional Acceptance Facility **(IAF)** is at least 50.1% of Patrick Shares during the Offer Period (provided none of the other Bid Conditions have been breached prior to that time) **(Unconditional)**. As at 20 April 2006 the aggregate shares in which Toll had a relevant interest and those for which instructions had been received under the IAF was 7.6%.

We encourage all Patrick Shareholders to take advantage of this opportunity to receive full value for their Patrick Shares and become part of a truly unique integrated logistics business by accepting Toll's Offer now.

You may accept Toll's Offer using the Acceptance Form that is enclosed with this Ninth Supplementary Bidder's Statement. See Section 3 for further information on how to accept Toll's Offer.

If you have any questions, please call the Toll Shareholder Information Line on **1300 769 346** (for calls made from inside Australia) or **+61 3 9415 4005** (for calls made from outside Australia), Monday to Friday between 8:30am and 5:30pm (Melbourne time).

Yours sincerely

John Moule
Chairman

Paul Little
Managing Director

3 See Section 7.2 for further details.

4 Assuming all Patrick Senior Executive Options are exercised and all CRANES are converted to Patrick Shares. See Sections 4.4 and 4.5 respectively, for further details.

1. Summary of the Offer

1.1. The Final Offer

Toll is offering to buy all of your Patrick Shares, by way of an off-market takeover offer. For each Patrick Share:

- Toll will issue 0.4 Toll Shares **(Toll Share Consideration)**; PLUS
- Toll will pay $3.00 cash **(Cash Consideration)**.[5]

1.2. Offer to be Declared Unconditional

Toll intends to declare the Offer to be free from all Bid Conditions set out in Section 16.12 of the Bidder's Statement if the aggregate of Toll's relevant interest in Patrick Shares and acceptance instructions received under the IAF is at least 50.1% of Patrick Shares during the Offer Period (provided none of the other Bid Conditions have been breached prior to that time).

1.3. Offer Final

Toll's Offer is final as to price, subject to no Higher Offer for Patrick being announced.[6]

1.4. Closing Date

The Offer is scheduled to close at 7:00pm (Melbourne time) on 12 May 2006, unless extended **(Closing Date)**.

1.5. What you will receive for your Patrick Shares

0.4 Toll Shares **VALUE $5.77**[7] + **$3.00 CASH** = **Final Offer $8.77**[7]

Ultimately the value of Toll's Offer will depend on the Toll Share price. The following table illustrates the value of the Final Offer at different Toll Share prices. This table is not a forecast of the price at which Toll Shares will trade on ASX as those prices may be higher or lower than those indicated below.

Toll Share Price	Value of Toll's Final Offer
$13.00	8.20
$13.50	8.40
$14.00	8.60
$14.43	8.77
$14.50	8.80
$15.00	9.00
$15.50	9.20
$16.00	9.40

Toll Share Price on 20 April 2006 → $14.43

1.6. Future Patrick Dividends

If Patrick announces a further dividend or distribution then Toll will reduce the Offer Consideration payable to Patrick Shareholders who accept the Offer by the amount of the announced dividend or distribution which they receive or will receive. See Section 7.5 for further details.

5 See Section 7.4 for the derivation of the $3.00 Cash Consideration.

6 See Section 7.2 for further details.

7 Based on the closing price of Toll Shares on 20 April 2006 of $14.43.

2. Why You Should Accept Toll's Offer

1	Your Directors Have Recommended That You Accept Toll's Offer[8]	✓
2	You Will Receive Attractive Value for Your Patrick Shares	✓
3	You Will Receive Shares in a Unique Integrated Logistics Group	✓
4	Toll's Offer Consideration is Final[9]	✓

2.1. Your Directors Have Recommended That You Accept Toll's Offer

- Since Toll's Offer was first announced eight months ago, Patrick's Directors have had the opportunity to consider a number of options to maximise the value of Patrick Shares.
- As a result of Toll agreeing to increase its Offer Consideration to 0.4 Toll Shares and $3.00 cash per Patrick Share and having considered all alternatives, **Patrick's Directors have unanimously recommended that Patrick Shareholders accept Toll's Offer,** in the absence of a higher offer for Patrick being received.
- Patrick's Chairman, Mr Peter Scanlon, has confirmed that he will accept Toll's Offer for his shareholding in Patrick in accordance with the recommendation of the Patrick Board.

2.2. You Will Receive Attractive Value for Your Patrick Shares

- Toll's Offer values Patrick Shares at:
  - $8.26 based on the closing price of Toll Shares on ASX on 13 April 2006, the day before announcement of the increased offer;
  - $8.76 based on the three day VWAP of Toll Shares ending on 20 April 2006; and
  - $8.77 based on the closing price of Toll Shares on ASX on 20 April 2006.
- The value of Toll's Offer at each of these Toll Share prices is within or higher than Lonergan Edwards' valuation range for Patrick Shares of $8.16 to $8.73 per Patrick Share. A copy of Lonergan Edwards' independent expert's report is contained in the Second Supplementary Target's Statement.

2.3. You Will Receive Shares in a Unique Integrated Logistics Group

- As Patrick Shareholders will own approximately 47%[10] of the Merged Group, Patrick Shareholders will participate in the anticipated benefits from combining Toll, Patrick and SembLog.
- The Merged Group (including Toll, Patrick and SembLog) will be a unique business:
  - the only significant logistics company globally with operations covering ports, rail, road, sea and air transport giving it the ability to offer truly integrated customer service capabilities;
  - the leading logistics business in Australia and New Zealand and a significant and growing logistics business in Asia; and
  - the largest Australian listed transport company.

8 Subject to no higher offer for Patrick being received.

9 Subject to no Higher Offer for Patrick being announced. See Section 7.2 for further details.

10 Assuming all Patrick Senior Executive Options are exercised and all CRANES are converted to Patrick Shares. See Sections 4.4 and 4.5 respectively, for further details.

- A summary of the Merged Group is provided below.


Japan
Korea
China
UAE
India
Taiwan
Hong Kong
Myanmar
Thailand
Vietnam
Philippines
Sri Lanka
Malaysia
Singapore
Indonesia
Australia
New Zealand
Key
Warehouse, transport and terminal services (SembLog)
Shipping/ports
Road network/ freight
Rail network/ freight
Key Countries
Other Countries with Operations

Snapshot of Merged Group

Market Cap:	~$9 billion
Annual Revenue:	> $8 billion
Total Assets:	> $11 billion
Gearing[1]:	~39%
Interest Cover[2]:	> 4.0 times
ASX Ranking:	Currently Top 25
Total Employees:	> 25,000
Global Operations:	17 countries
Ownership Mix[3]:	53% Toll Shareholders 47% Patrick Shareholders

[1] Net Debt to Net Debt plus Equity
[2] EBIT/Net Interest Expense
[3] Assuming all Patrick Senior Executive Options are exercised and all CRANES are converted to Patrick shares

- Patrick Shareholders will participate in any re-rating of Toll Shares. A number of leading analysts have estimated that the Toll Share price will increase following completion of the Offer as illustrated below.


9.50
9.00
8.50
8.00
Toll's Offer Value ($)
$8.77
$9.20
$9.29
Based on Toll Share Price on 20 April 2006 of $14.43
Based on Median Broker Valuation of $15.50[1]
Based on Average Broker Valuation of $15.73[1]

[1] Average and median of five research analyst valuations (price target is used when valuations are not available) who Toll has identified as having prepared reports on or after 14 April 2006 being the date of the joint Patrick Toll announcement (range $14.40 to $17.50). The reports were published over the period 18 April 2006 to 19 April 2006.

2.4. Toll's Offer Consideration is Final[11]

- Toll has stated that its Offer Consideration is final, subject only to no Higher Offer for Patrick being announced. Therefore, you should not delay accepting Toll's Offer in the hope that Toll will further increase the value of its Offer.
- No competing bid for Patrick has emerged in the eight months since Toll's Offer was announced and there is no indication that a competing bid may emerge. Patrick has agreed not to solicit any competing bids.
- Toll will declare its Offer Unconditional once the aggregate of Toll's relevant interest in Patrick Shares and acceptance instructions received under the IAF is at least 50.1% of Patrick Shares (provided none of the other Bid Conditions have been breached prior to that time).
- The sooner Toll satisfies this 50.1% condition, the sooner it can commence paying the Offer Consideration to accepting shareholders.
- A number of Patrick Shareholders have already accepted, or indicated their intention to accept, Toll's Offer. As at 20 April 2006, the aggregate shares in which Toll had a relevant interest and those for which instructions had been received under the IAF was 7.6%.
- Patrick's Chairman, Mr Peter Scanlon, has confirmed that he will accept Toll's Offer for his shareholding in Patrick in accordance with the recommendation of the Patrick Board.
- If Toll's Offer lapses without becoming Unconditional, Patrick's Share Price is likely to fall significantly.

Toll's Offer
Consideration is Final[12]
Accept Now

[11, 12] Subject to no Higher Offer for Patrick being announced. See Section 7.2 for further details.

3. What You Should Do Next

3.1. What You Should Do Next

Step 1: Read this Ninth Supplementary Bidder's Statement and the Earlier Statements carefully.

Step 2: Read carefully the Second Supplementary Target's Statement which was sent to you together with this Ninth Supplementary Bidder's Statement.

Step 3: Consider the information provided on Toll and Patrick, including all the risk factors set out in Section 13 of the Bidder's Statement and Section 11 of the Seventh Supplementary Bidder's Statement.

Step 4: If you are in any doubt as to what to do, you should consult your broker or your legal, financial or other professional adviser as soon as possible.

If you have any queries about this document, the Offer or how to accept the Offer, please call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded.

Step 5: If you wish to accept this Offer, follow the steps in Section 3.2.

3.2. How to Accept the Offer

You may only accept the Offer for all of your Patrick Shares. To accept the Offer:

- if your Patrick Shares are held on Patrick's issuer sponsored sub-register, either:
  - complete and sign one of the Acceptance Forms either enclosed with this Ninth Supplementary Bidder's Statement or previously provided to you and return it to the address indicated on the form;[13] or
  - complete and sign one of the Acceptance Forms either enclosed with this Ninth Supplementary Bidder's Statement or previously provided to you and fax it to **+61 3 9473 2123** and send the original to the address indicated on the form before 7:00pm on the Closing Date; or
- if your Patrick Shares are in a CHESS Holding, either:
  - complete and sign one of the Acceptance Forms either enclosed with this Ninth Supplementary Bidder's Statement or previously provided to you and return it to the address indicated on the form;
  - complete and sign one of the Acceptance Forms either enclosed with this Ninth Supplementary Bidder's Statement or previously provided to you and fax it to **+61 3 9473 2123** and send the original to the address indicated on the form;
  - call your broker and instruct your broker to accept the Offer on your behalf, before 7:00pm on the Closing Date; or
  - if you are a Participant, initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before 7:00pm on the Closing Date.

Instructions on how to accept are also set out on the Acceptance Form enclosed with this Ninth Supplementary Bidder's Statement.

3.3. Delivery and Mailing Addresses

Please use the reply paid envelope enclosed with this Ninth Supplementary Bidder's Statement. Alternatively, the mailing address is:

Computershare Investor Services Pty Limited
Toll Offer
GPO Box 1237
Melbourne, Victoria 8060
Australia

You may also deliver the Acceptance Form and any associated documents to:

Computershare Investor Services Pty Limited
Toll Offer
Yarra Falls
452 Johnston Street
Abbotsford, Victoria 3067
Australia

[13] You may also use the Acceptance Forms and the reply paid envelope enclosed with either the Bidder's Statement or the Seventh Supplementary Bidder's Statement to accept the Offer. You will receive the Offer Consideration described in Section 1.1 irrespective of which Acceptance Form you use.

4. Toll's Intentions

4.1. Introduction

Section 9 of the Bidder's Statement and Section 8 of the Seventh Supplementary Bidder's Statement set out the intentions of Toll concerning:

- Patrick's business and assets (including Pacific National and Virgin Blue);
- compulsory acquisition and de-listing of Patrick; and
- future employment of the present employees of Patrick.

You should read Section 9 of the Bidder's Statement and Section 8 of the Seventh Supplementary Bidder's Statement in full. Further intentions of Toll concerning Patrick have been set out in this Section 4 and these intentions prevail to the extent of any inconsistency with those set out in the Bidder's Statement or the Earlier Statements. Toll's revised intentions have been determined on the basis of facts and information concerning Patrick which are publicly available to Toll at the time of preparation, and the existing circumstances affecting the business of Patrick so far as are known to Toll.

4.2. The Patrick Board

Section 7.1 describes the material terms of a deed entered into by Patrick and Toll on 13 April 2006 **(Deed)**. Under the Deed:

- each Patrick director will resign from the Patrick Board on the date Toll achieves 50.1% acceptances and declares the Offer unconditional **(Trigger Date)**;
- the Patrick Board will appoint Toll's nominees to the Patrick Board on the Trigger Date before their own resignations take effect; and
- each Patrick nominee on the Pacific National Board and Virgin Blue Board will resign on the Trigger Date.

After the Trigger Date, Toll will appoint one or more of Mr Paul Little, Mr Mark Rowsthorn and Mr Neil Chatfield. Other Patrick Board members may be sourced from the existing Toll Board. Possible future board candidates have not yet been identified by Toll and their appointment will depend upon circumstances at the relevant time.

4.3. Head Office and Head Office Employees

Under the Deed, and as described in Section 7.1, Toll has agreed to make certain Patrick employees redundant, to procure that Patrick pays certain redundancy entitlements and grants certain releases to certain Patrick directors and executives. Toll intends to implement the terms of the Deed. See Section 7.1 for further details.

4.4. Patrick Senior Executive Options

As soon as practicable after the Trigger Date, Toll intends to make an offer to acquire all outstanding Patrick Senior Executive Options for a cash sum to be determined based on the five day VWAP for Patrick Shares following the Trigger Date. Such offer will be conditional upon Toll acquiring 90% of Patrick Shares (i.e. Toll becoming entitled to proceed with compulsory acquisition of all outstanding Patrick Shares).

4.5. Conversion/Redemption of CRANES

When the Trigger Date occurs, there will be a Change in Control Event within the meaning of the CRANES Terms. On the Trigger Date, Toll will cause Patrick to give notice to ASX that a Trigger Event (within the meaning of the CRANES Terms) has occurred. This notice will also be sent to all CRANES holders and will be published in *The Australian* newspaper.

In accordance with the CRANES Terms, Patrick will then appoint an independent investment banker to determine the "offer price" for the purpose of calculating the conversion ratio and the redemption amount of the CRANES. Under the Deed, the new Patrick Board comprising Toll nominees will make all decisions in respect of CRANES conversion terms.

Toll has not yet formed an intention as to whether it will cause Patrick to redeem or convert the CRANES. However, in preparing the pro forma financial information in Section 5, Toll has made a conservative assumption, for the purpose of calculating EPS, that all CRANES will be converted into Patrick Shares. Toll's Offer extends to Patrick Shares issued on conversion of the CRANES (if applicable).

4.6. Litigation

Toll intends to discontinue Patrick's PNQ Proceeding, Toll's Oppression Proceeding, Patrick's Winding Up Proceeding (as described in Section 15 of the Seventh Supplementary Bidder's Statement), and Patrick's Confidential Information Proceeding and Patrick's proceeding against the ACCC (as described in Section 4 of the Eighth Supplementary Bidder's Statement) as soon as practicable after the Trigger Date.

In accordance with undertakings given to Justice Goldberg on 11 April 2006, Toll will not cause Patrick to discontinue Patrick's Confidential Information Proceeding or Patrick's proceeding against the ACCC until more than seven days after the Trigger Date.

5. Financial Profiles

5.1. Source and Basis of Preparation of Financial Information

This Section should be read in conjunction with Section 9 of the Seventh Supplementary Bidder's Statement. Unless stated otherwise, the source, basis of preparation and key assumptions relating to the financial information presented in this Section 5 are consistent with Section 9 of the Seventh Supplementary Bidder's Statement.

5.2. Revised Forecast Financial Performance and Financial Position of the Pro Forma Merged Group

Set out below are the forecast income statement and diluted EPS for the year ending 30 June 2007 and the equity position and gearing level of the pro forma Merged Group as at 1 July 2006, based on the Final Offer.

The changes from the forecast financial performance of the Merged Group set out in the Seventh Supplementary Bidder's Statement are a direct result of the changes to the Offer. The standalone forecast financial performance of Toll, Pacific National, Patrick and SembLog used to compile the pro forma forecast Merged Group income statement has not changed from the forecasts set out in the Seventh Supplementary Bidder's Statement.

Consistent with the assumption used by Toll in the Bidder's Statement and Earlier Statements, the financial information set out below is prepared assuming that the Patrick Senior Executive Options are exercised and participate in the Offer, which is a conservative assumption from an EPS perspective. However, as set out in Section 4.4, Toll intends to make a separate offer to acquire any outstanding Patrick Senior Executive Options, conditional on Toll acquiring at least 90% of Patrick Shares. Notwithstanding this proposed offer, option holders will still have the ability to exercise the options and accept Toll's Offer. Section 5.3 below illustrates the expected financial impact on the Merged Group if the Patrick Senior Executive Options are acquired for cash by Toll rather than exercised by the current option holders.

Section 7.1 contains details of financial information set out in the Deed. The additional financial information included in the Deed does not have a material impact on the NPAT, EPS, equity position or gearing level of the pro forma Merged Group.

The impact of the changes to the Offer on the pro forma forecast Merged Group income statement and diluted EPS is:

- An increase in total pre-tax net interest costs of $40 million (100% scenario) and $22 million (50.1% scenario), as a result of the higher cash component of the Offer and an increase in the pro forma Merged Group debt levels.

The changes to the pro forma equity position and gearing level of the Merged Group are due to the increase in debt as a result of the changes to the Offer and movements in the Toll share price.

The changes to the Offer and Toll share price have the following impact:

- An increase in Merged Group debt levels of $590 million (100% scenario) and $323 million (50.1% scenario) as a result of the increased cash component of the Offer, with a corresponding increase in goodwill; and
- An increase in equity of $99 million (100% scenario) and $49 million (50.1% scenario) as a result of the higher Toll share price of $14.43 at the close of business on 20 April 2006 (compared to $14.05 in the Seventh Supplementary Bidder's Statement). This higher Toll share price is assumed in the compilation of the pro forma Merged Group balance sheet.

Revised Forecast Financial Performance and Financial Position of the Pro Forma Merged Group

($ millions, unless stated otherwise)	100% scenario	50.1% scenario
Forecast Year Ending 30 June 2007		
EBIT[1]	896	881
Net interest costs	(221)	(164)
PBT and before share of associates' NPAT	675	717
Income tax expense	(206)	(225)
Share of associates' NPAT	91	91
NPAT	560	583
Minority Interest	(68)	(211)
NPAT attributable to members (before non-recurring items)	492	372
Non-recurring items	298	128
Minority interest (in non-recurring items)	–	(28)
NPAT attributable to members (after non-recurring items)	790	472
Diluted EPS (cents per share) [2]	77.2	79.5
As at 1 July 2006		
Total Equity	5,965	4,538
Gearing (Net Debt to Equity) (%)	64.0	67.2
Gearing (Net Debt to Net Debt plus Equity) (%)	39.0	40.2

Notes:

(1) No change in the forecast pro forma Merged Group income statement from revenue to the EBIT level compared to the pro forma Merged Group income statement set out in the Seventh Supplementary Bidder's Statement

(2) Diluted EPS is calculated based on NPAT attributable to members (before non-recurring items)

(3) The forecast financial information is presented assuming the divestments pursuant to the ACCC undertakings have already occurred

Section 9.5 of the Seventh Supplementary Bidder's Statement sets out the statutory reported forecast NPAT (before non-recurring items) of the pro forma Merged Group for the year ending 30 June 2007. The changes to the Offer result in higher net interest costs for the year ending 30 June 2007 under both a pro forma and statutory reported basis of preparation. Consequently, there is no change to the difference between the pro forma NPAT and forecast reported NPAT for this period, as there have been no changes in Toll's estimate of the quantum and the timing of realisation of the expected synergy benefits. Patrick Shareholders should refer to the table and the disclosure set out in Section 9.5 of the Seventh Supplementary Bidder's Statement to understand the difference between the pro forma and statutory reported forecast NPAT of the Merged Group for the year ending 30 June 2007.

5.3. Sensitivity analysis on the pro forma Merged Group forecasts for the year ending 30 June 2007

The financial information presented above assumes all Patrick Senior Executive Options are exercised by the current option holders and participate in the Offer. In the event that the option holders do not exercise their options and all the outstanding options are acquired for cash by Toll (in conjunction with the terms of the proposed offer for the Patrick Senior Executive Options set out in Section 4.4), the expected financial impact on the pro forma Merged Group is as set out below.

Expected financial impact on the pro forma Merged Group if the Patrick Senior Executive Options are acquired for cash

100% ownership scenario	Patrick Senior Executive Options are exercised	Patrick Senior Executive Options are acquired for cash
NPAT before non-recurring items ($ millions)	492	486
EPS (cents per share)	77.2	77.4
Gearing (net debt to net debt plus equity) (%)	39.0	40.4

As Toll's proposed offer for the Patrick Senior Executive Options will be conditional on Toll achieving 90% ownership of Patrick Shares, this sensitivity scenario is not relevant under a 50.1% ownership scenario.

In addition, Section 9.9 of the Seventh Supplementary Bidder's Statement and Section 3.1 of the Eighth Supplementary Bidder's Statement provide an indication of the impact of various scenarios (including the scenario set out above) on the forecast NPAT and EPS of the pro forma Merged Group.

The impact of the sensitivities on the pro forma Merged Group NPAT and EPS is consistent with that presented in the Seventh Supplementary Bidder's Statement. Patrick Shareholders should refer to Section 9.9 of the Seventh Supplementary Bidder's Statement and Section 3.1 of the Eighth Supplementary Bidder's Statement to assess the quantum of the impact of the indicated sensitivities and scenarios on the forecast financial performance of the pro forma Merged Group.

6. Funding Arrangements

6.1. Toll Share Consideration

Based on the number of Patrick Shares on issue at 20 April 2006, the maximum number of Toll Shares which would be required to be issued under the Final Offer if every Patrick Shareholder accepted the Final Offer is approximately 269.4 million Toll Shares.

In addition, if the holders of all Patrick Senior Executive Options exercise those options and accept the Final Offer in respect of the Patrick Shares issued to them, then approximately an additional 8.9 million Toll Shares would be issued. Further, if the holders of all CRANES convert those CRANES and accept the Final Offer in respect of the Patrick Shares issued to them, then approximately an additional 19.4 million Toll Shares would be issued based on an Offer value of $8.77, calculated using the closing Toll Share price on 20 April 2006 of $14.43. This could be higher or lower based on the value of the Toll Shares at a future date.

Accordingly, the maximum number of Toll Shares which may be required to be issued under the Final Offer is approximately 297.7 million.

6.2. Cash Consideration

Based on the number of Patrick Shares on issue as at 20 April 2006, the maximum amount of cash that would be payable by Toll under the Final Offer if acceptances were received for all Patrick Shares is approximately $2,020.2 million.

In addition, if the holders of all Patrick Senior Executive Options exercise those options and accept the Final Offer in respect of the Patrick Shares issued to them, an additional amount of approximately $67.0 million will be payable by Toll under the Offer. Further, if the holders of all CRANES convert those CRANES and accept the Final Offer in respect of the Patrick Shares issued to them, an additional amount of approximately $145.8 million will be payable by Toll under the Offer based on a Final Offer value of $8.77, calculated using closing Toll Share price on 20 April 2006 of $14.43. This could be higher or lower based on the value of the Toll Shares at a future date.

Accordingly, the maximum cash amount which may be required to settle acceptances under the Final Offer is approximately $2,233.0 million.

6.3. Sources of Cash Consideration

6.3.1. Overview of funding arrangements

In Section 12 of the Bidder's Statement, Toll set out an overview of the loan facility **(Facility)** and the formal agreement **(Facility Agreement)** which Toll has entered into with Citibank, N.A., Sydney Branch **(Citibank)** and Australia and New Zealand Banking Group Limited **(ANZ)**.

In Section 10.3 of the Seventh Supplementary Bidder's Statement, Toll noted that the Facility had been cancelled and that Toll had obtained a commitment from Citibank, ANZ, and Westpac Banking Corporation **(Westpac)** to provide a new loan facility to Toll **(New Facility)** pursuant to a new formal agreement **(New Facility Agreement)**.

Each of Citibank, ANZ and Westpac has agreed to provide an equal amount of the New Facility and has obtained all of the internal approvals necessary to provide the New Facility.

6.3.2. Particulars of the Facility

As noted in Section 10.3 of the Seventh Supplementary Bidder's Statement, the New Facility will be on substantially the same terms and conditions as the Facility provided under the Facility Agreement, save for the variations set out in Section 10.3. Toll confirms that this remains the case save that the amount of the New Facility has further increased such that it is sufficient to fund the maximum Cash Consideration as set out in Section 6.2.

7. Other Relevant Information

7.1. Patrick and Toll Deed

On 13 April 2006, Patrick and Toll entered into a deed, the material terms of which are summarised below.

- Toll agreed to increase its Offer for Patrick to 0.4 Toll shares and $3.00 cash, with the Offer being final as to price, subject to no higher offer for Patrick being received;
- subject to no higher offer being received:
  - the Patrick Board agreed to recommend that Patrick Shareholders accept Toll's Offer, noting that Patrick Shareholders can sell their Patrick Shares for cash on ASX **(Board Recommendation)**;
  - each Patrick director agreed to follow the Board Recommendation; and
  - both Patrick and Toll agreed to use their best endeavours to work towards Toll acquiring all Patrick Shares under the Offer;
- Patrick agreed not to solicit a higher offer for Patrick;
- each Patrick director agreed to resign from the Patrick Board on the Trigger Date. The Patrick Board agreed to appoint Toll nominees to the Patrick Board on the Trigger Date before their own resignations take effect. Each Patrick nominee on the Pacific National Board and Virgin Blue Board agreed to resign on the Trigger Date;
- Patrick agreed not to exercise its option to acquire FCL and Toll agreed that on the Trigger Date Patrick would pay the balance of the FCL Option fee ($7.5 million) to the grantor of the FCL Option;
- Patrick and Toll agreed to suspend all legal proceedings and not commence or continue any new legal proceedings;
- Toll agreed that Patrick would, on the Trigger Date and with effect from 1 July 2006, make Mr Chris Corrigan and certain direct reports irrevocably redundant, and to cause Patrick to pay entitlements in full on 1 July 2006;
- Toll agreed that all permanent head office and certain other administrative staff located at Walsh Bay, Sydney would be offered redundancy if, within a period of 12 months of the Trigger Date, they are required to work in a different location outside North Sydney or the CBD or their function materially changes **(Redundant Head Office Staff)**, unless they accept the new role and/or location;
- Toll agreed that all Redundant Head Office Staff would be offered a minimum of:
  - the equivalent of four week's salary per year of service with up to two year's service;
  - the equivalent of 12 month's salary, for employees with between two and five year's service; and
  - the equivalent of 18 month's salary for employees with more than five year's service,

  unless existing redundancy entitlements are higher;
- Toll agreed to make an offer for Patrick Senior Executive Options (refer to Section 4.4);
- Patrick confirmed that as of 12 April 2006, Patrick debt (excluding Virgin Blue) was not greater than $760 million and trading results in the six month period to 31 March 2006 were consistent with Patrick's existing Target's Statement forecast; and
- subject to law, Toll and Patrick agreed to release each Patrick director and executives involved in the Toll bid defence from all claims that may be brought against them in connection with the Toll bid defence. Toll agreed not to cause Patrick to commence any proceeding against Patrick directors and executives in connection with the Toll bid defence.

7.2. Offer Price Final

Toll's Offer is final as to price, subject to no Higher Offer for Patrick being announced. A Higher Offer for Patrick means any proposal or offer by any person (other than Toll or any of its Related Bodies Corporate) under which that person proposes to acquire control of or merge or amalgamate with Patrick (whether pursuant to a takeover, reverse takeover, scheme of arrangement or similar transaction) on terms which are superior to Toll's Offer from a Patrick Shareholder's perspective.

7.3. SembLog

Toll has made a takeover bid for SembLog, one of Asia's premier logistics providers, and SembCorp has accepted the takeover bid for its entire 60% stake in SembLog. The acquisition is part of Toll's strategy of becoming the leading integrated logistics company in the Asian region. See Section 6.2 of the Seventh Supplementary Bidder's Statement for further information.

As at 5.00 pm on 20 April 2006, Toll had received valid acceptances representing approximately 75.55% of the total number of issued shares in SembLog.

7.4. Derivation of the $3.00 Cash Consideration

The $3.00 cash includes the Additional Cash of $0.30 per Patrick Share which would have been payable under the Enhanced Offer (refer to Section 1.2 of the Seventh Supplementary Bidder's Statement).

The FCL Condition to the Enhanced Offer has been satisfied by Patrick's announcement to ASX dated 14 April 2006, and the 90% Condition to the Enhanced Offer has been waived by Toll. The FCL Condition and the 90% Condition were not Bid Conditions but were merely conditions to Toll improving the Cash Consideration by $0.10 and $0.20 respectively.

The $3.00 Cash Consideration is therefore derived as follows:

- $0.75 (the original Cash Consideration);
- less $0.32 (for the $0.32 Patrick Dividend);
- plus $0.54 (to replace the *in specie* Special Dividend of Virgin Blue Shares);
- plus $0.93 cash (by way of increase in the Cash Consideration in the Seventh Supplementary Bidder's Statement);
- plus $0.20 (by way of increase as the 90% Condition to the Enhanced Offer has been waived);
- plus $0.10 (by way of increase as the FCL Condition to the Enhanced Offer has been satisfied);
- plus $0.80 (by way of further increase).

For further information see Sections 16.2 and 16.3 of the Seventh Supplementary Bidder's Statement and Toll's notice of variation dated 19 April 2006.

7.5. Further Patrick Dividends

As stated in Section 16.2 of the Seventh Supplementary Bidder's Statement Toll determined that the Cash Consideration would be reduced by $0.32 due to the payment of the Patrick Dividend to ordinary Patrick Shareholders on 19 December 2005. This reduction has already been incorporated into the Cash Consideration so that Patrick Shareholders will receive $3.00 Cash Consideration per Patrick Share if they accept the Offer (refer to Section 7.4).

If Patrick announces a further dividend or other distribution and you hold Patrick Shares on the record date for that dividend or distribution, then you will receive that dividend or distribution from Patrick. However, in these circumstances, Toll will reduce the Offer Consideration payable to Patrick Shareholders who accept the Offer by the amount of the announced dividend or distribution in accordance with the Offer terms in Section 16.8(c) of the Bidder's Statement.

As stated in Section 8.2 of the Seventh Supplementary Bidder's Statement Toll will conduct a detailed review of Patrick's cash position, uncontracted expenditure plans and financing plans. Depending on the outcome of this review, it is possible that Toll may curtail or delay some planned expenditure or adopt alternative financing plans. Toll will also consider the appropriateness of Patrick's and Virgin Blue's current dividend policies in light of this review.

7.6. ASIC Class Order 01/1543

As permitted by ASIC Class Order 01/1543, this Ninth Supplementary Bidder's Statement contains statements which are made, or based on statements made, in documents lodged with ASIC or ASX. The Class Order permits certain statements to be included in this Ninth Supplementary Bidder's Statement without the consent of the person to whom the statement was attributed where the statement was made in a document lodged with ASIC or ASX.

Pursuant to the Class Order, Toll will make available a copy of the joint announcement to ASX dated 14 April 2006 and Patrick's Second Supplementary Target's Statement, free of charge, to Patrick Shareholders who request them during the Offer Period. To obtain a copy of these documents, Patrick Shareholders may call Toll's Offer Information Line on **1300 769 346** (within Australia) or **+613 9415 4005** (outside Australia). In accordance with legal requirements, calls to these numbers will be recorded. Toll notes that a copy of the joint announcement to ASX dated 14 April 2006 was provided to all Patrick Shareholders in its letter to Patrick Shareholders dated 19 April 2006 and that a copy of the Second Supplementary Target's Statement is enclosed with this Ninth Supplementary Bidder's Statement.

7.7. Forward Looking Statements

This Ninth Supplementary Bidder's Statement includes certain forward looking statements. As such statements relate to future matters, they are subject to inherent risks and uncertainties. These risks and uncertainties include factors and risks specific to the transport and logistics industry (including those risks described in Section 13 of the Bidder's Statement and Section 11 of the Seventh Supplementary Bidder's Statement) as well as matters such as general economic conditions, many of which are outside the control of Toll and its Directors. These factors may cause the actual results, performance or achievements of Toll, Patrick, SembLog, or the Merged Group to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forward looking statements. The past performance of Toll is not a guarantee of future performance.

7.8. Approval of Ninth Supplementary Bidder's Statement

This Ninth Supplementary Bidder's Statement has been approved by resolutions passed by all of the Directors of Toll (other than Mr Lucas - see Section 15.2 of the Bidder's Statement).

7.9. Dated

This Ninth Supplementary Bidder's Statement is dated 21 April 2006.

7.10. Signed

For and on behalf of Toll Holdings Limited.

Mr. Paul Little
Managing Director
Toll Holdings Limited

Mr. Neil Chatfield
Director
Toll Holdings Limited

A copy of this Ninth Supplementary Bidder's Statement was lodged with ASIC and sent to Patrick on 21 April 2006. Neither ASIC nor any of its officers takes any responsibility as to the contents of this Ninth Supplementary Bidder's Statement.

Information for US Holders

Foreign Patrick Shareholders should note that part of the consideration under the Offer is securities of Toll, an Australian public company listed on ASX. The Offer is subject to the disclosure requirements applicable in Australia which are different from those applicable in the US and other countries. The financial statements included in this Ninth Supplementary Bidder's Statement and any such statements in the Earlier Statements have been prepared in accordance with Australian Accounting Standards and, to the extent that information is available, AIFRS, which were effective from 1 July 2005 for Toll and the Merged Group. These may not be directly comparable to the financial statements of US or other foreign countries. Foreign Patrick Shareholders should be aware that Toll may purchase Patrick Shares otherwise than pursuant to this Offer, such as in the open market or privately negotiated purchases, subject to the requirements of the Corporations Act.

It may be difficult for foreign Patrick Shareholders to enforce their rights and any claim they may have arising under US federal securities laws, since Toll is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Foreign Patrick Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

The securities referred to in this Ninth Supplementary Bidder's Statement and the Earlier Statements have not been and will not be registered under the U.S. Securities Act of 1933, as amended **(Securities Act)**, or under the securities laws of any jurisdiction of the US, and therefore may not be offered or sold in the US without registration or an applicable exemption from the registration requirements of the Securities Act. The Bidder's Statement, including the supplements thereto, does not constitute an offer to issue or sell or the solicitation of any offer to buy any such securities or any securities issuable in exchange for such securities in any jurisdiction in which the issue of shares under the Offer would be unlawful.

Toll has filed this Ninth Supplementary Bidder's Statement and the Earlier Statements with the U.S. Securities and Exchange Commission **(SEC)**, under cover of Form CB. Investors and holders of Patrick securities are strongly advised to read the Bidder's Statement and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Copies of the documents filed with the SEC are available at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549. Patrick has issued a target's statement and two supplementary target's statements in connection with the Offer which investors and holders of Patrick securities are strongly advised to read.

Toll Holdings Limited

Registered and Head Office

Toll Holdings Limited
Level 8
380 St Kilda Road
Melbourne VIC 3004

Toll's Offer Information Line

1300 769 346 (within Australia)

+61 3 9415 4005 (outside Australia)

TOLL

Toll Holdings Limited ACN 006 592 089

